BluePhoenix Solutions and Cook Systems International Introduce
Cutting-edge COBOL Modernization Solution

Strategic Partnership To Deliver Unique Technology-based Process to Modernize COBOL While Responding to Changing Business Requirements

Cary, NC and Herzelia, Israel - December 4, 2003 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, and Cook Systems International, a leading IT outsourcing and consulting firm, today announced that they have signed a strategic partnership to deliver COBOL Regeneration solutions.

The technology-based process created by combining BluePhoenix tools with Cook's solution expertise will generate applications that are more reusable, easier to maintain, and more responsive to accommodating redesigned business processes. Cook's COBOL Regeneration solution leverages BluePhoenix technology to create a unique technology-based process that migrates COBOL applications to a more modernized environment.

"With more than 200 billion lines of COBOL in existence and 5 billion new lines being added annually, there is wide-spread demand for a cost-effective way to improve COBOL applications and redeploy them in ways that more readily accommodate dynamic business requirements," said William Ulrich,author of "Legacy Systems Transformation Strategies" and president of Tactical Strategy Group, Inc. (TSG). "By using existing COBOL applications as the functional specification for emerging Web-based applications and service-oriented architecture (SOA), Cook Systems and BluePhoenix are delivering the right solutions at the right time."

After separating the existing business rules into unique components, the application is converted to an Internet- or service-based architecture using a relational database technology, and delivered in a variety of industry standard programming languages. Additionally, clients are provided with an up-to-date User Guide and Functional Specification and with a suite of automated test scripts for functional regression testing.

Under the terms of the partnership agreement Cook will focus on selling the Regeneration solution in the following industries: State, Federal and Local Governments, Regulated Industries, Manufacturing and Distribution, Travel and Transportation, Financial Services, and Energy.

"We have found that although many of our clients are satisfied with their existing business functionality, they would like to improve business processes and leverage new technologies such as Web-enabled and Service-oriented architectures," said Ben Bryant, president of Government Services at Cook Systems. "Additionally, with maintenance consuming 70-80% of total IT spending, our customers have been pushing us to find a way to help them lower this substantial expense. Since we are dedicated to providing our customers with cost-effective solutions for their pressing IT needs, we are very happy to be working together with BluePhoenix on this cutting-edge COBOL modernization solution."

Jim Phillips, CEO of the FedEx Institute of Technology, said: "The regeneration process is something that could bring COBOL into the 21st Century and matches the type of technology work we hope to incorporate into the institute. It's fast-forwarding COBOL into today's world of C++, C# and Java."

"The combination of our technology, Cook's market focus, and both companies' technical expertise is sure to create a market leading solution which is a great addition to our line of Enterprise IT Modernization solutions," added Arik Kilman, CEO of BluePhoenix Solutions.

About Cook Systems International

Cook Systems International has been a leading IT outsourcing and consulting firm in the US for over 14 years. They have extensive experience in providing a wide range of strategic solutions including Managed Technical Services, Staffing, Application Development, Application Support, Testing, eLearning, Mainframe Modernization, and Cobol Regeneration. Headquartered in Memphis, TN, Cook serves their large commercial and state government clients nationwide through branch offices in Dallas, TX; Little Rock, AR; Frankfort, KY; Montgomery, AL and Colorado Springs, CO. For

More information about Cook Systems please visit www.cooksys.com

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services is based on a two-step process - Understanding and Implementation (Migration, Transformation and Redevelopment). BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

BluePhoenix Solutions Company Contact

Tamar Belkin

Director of Marketing

1-919-319-2270

tbelkin@bphx.com

Cook Systems Company Contact

Bill Daniel

Managing Director, Legacy Modernization Group

1-901-757-8877

bdaniel@cooksys.com